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FORM 4
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           STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
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1.   Name and Address of Reporting Person

     (a)  Ross Financial Corporation
          P.O. Box 31363-SMB
          Cayman Islands, BWI

     (b)  Dart, Kenneth B.
          P.O. Box 31363-SMB
          Cayman Islands, BWI

     (c)  STS Limited
          P.O. Box 31363-SMB
          Cayman Islands, BWI
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2.   Issuer Name and Ticker or Trading Symbol

     Alpha-Beta Technology, Inc.
     ABTI
     CUSIP# 02071K105
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3.   IRS or Social Security Number of Reporting Person (Voluntary)
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4.   Statement for Month/Year        January, 1998
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5.   If Amendment, Date of Original (Month/Day/Year) 1/10/98
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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     10% Owner
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7.   Individual or Joint/Group Filing

     Form filed by More than One Reporting Person
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TABLE I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned
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1.   Title of Security

     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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2-4

Transaction Date   Transaction     Securities Acquired (A)
(Month/Day/Year)      Code           Amount     Price (per share)

 1/ 2/98               P             45,000      2.8125
 1/ 2/98               P              5,000      2.78125
 1/ 5/98               P             15,000      2.78125
 1/ 5/98               P             15,000      2.875
 1/ 7/98               P              5,000      2.875
 1/14/98               P              2,400      2.875
 1/15/98               P              7,000      2.875
 1/16/98               P             45,000      2.875
 1/20/98               P              3,100      2.8125
 1/20/98               P             67,900      2.875
 1/21/98               P             26,000      2.875
 1/22/98               P             25,000      2.875
 1/23/98               P             38,000      2.875
 1/26/98               P             21,000      2.875
 1/27/98               P              6,000      2.875
 1/28/98               P             16,000      2.875
 1/29/98               P             10,000      2.875


           All securities were Acquired.

5.   Amount of Securities Beneficially Owned at End of Month.

     5,025,895
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6.   Ownership Form:  Direct (D) or Indirect (I)

     Direct       Ross Financial Corporation   5,025,895 (D)

     Indirect     Kenneth B. Dart              5,025,895 (I)

     Indirect     STS Limited                  5,025,895 (I)
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7.   Nature of Indirect Beneficial Ownership

     By Ross Financial Corporation
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Page 1
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

               NONE.
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Explanation of Responses:

Kenneth B. Dart is the 100% shareholder of STS, Limited.  STS,
Limited is the 100% shareholder of Ross Financial
Corporation. Ross Financial Corporation owns all of the securities directly.

Ross Financial Corporation

By:  Kenneth B. Dart, Its President
Dated:  February 5, 1998

STS Limited

By:  Kenneth B. Dart, Its President
Dated:  February 5, 1998

Kenneth B. Dart
Dated:  February 5, 1998
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